COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

2008 NOV -7 A 9:19

November 4, 2008

Office of International Corporate Finance [redacted]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-2990

08005750

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English versions of (a) a presentation prepared for an analysts conference held yesterday regarding Commerzbank's recent capital infusion and its 3rd quarter results, and (b) an ad hoc announcement also regarding Commerzbank's 3rd quarter results. These items are also available on Commerzbank's website. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to contact the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President and
General Counsel

Jennifer O'Neill
Assistant Cashier

PROCESSED
NOV 13 2008
THOMSON REUTERS

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosures

RECEIVED
2008 NOV -7 A 9:19

COMMERZBANK

Ad hoc

November 3, 2008

Commerzbank strengthens core capital and competitiveness
EUR 0.9 bn consolidated surplus for the first nine months

- **Core capital sustainably strengthened by EUR 8.2 billion through silent participations by SoFFin**
- **Increase of core capital ratio (Tier 1, HGB) to 11.2% ensures international competitiveness**
- **Core business profitable in Q3, net loss for Q3 of EUR 285 million**

Commerzbank will utilize the German Government's Financial Markets Stabilization Fund to strengthen its capital base. The bank struck an according agreement with the Stabilization Fund (SoFFin). The SoFFin will make available to Commerzbank a silent participation of EUR 8.2 billion. It will be 100% eligible for Tier 1. In addition, SoFFin will grant Commerzbank Group guaranteed funding commitments to the scope of EUR 15 billion to offer additional funding options.

Core capital ratio (Tier 1) rises to 11.2%; new medium term target range of 7% to 9% set

The SoFFin silent participation will boost the core capital ratio (Tier 1) of Commerzbank to 11.2%. With this increase Commerzbank reflects the sharp rise in capital requirements for banks demanded by supervisory authorities, rating agencies and the capital markets in the wake of the financial crisis. The ratio is in line with the international competition. In view of changes in the market situation, Commerzbank has raised its medium-term target range for the core capital ratio (Tier 1) from 7% - 8% to 7% - 9%.

Following the takeover of Dresdner Bank the new Commerzbank will have a core capital, in the upper range of the increased midterm target range and far beyond the currently planned ratio. The clients of both banks will profit from the boosted capital basis. As the leading German bank for small and medium sized companies the new Commerzbank will full fill its responsibilities to offer loans to companies on an ongoing basis, especially in light of the threat of an overall economic downturn in Germany.

Under the terms of the agreement, SoFFin will guarantee additional new debt securities to be issued by December 31, 2009 and other liabilities of the Commerzbank Group for a total amount of up to EUR 15 billion. Any liabilities guaranteed by SoFFin have a maximum maturity of 36 months. Respective guarantees mature at the end of 2012 the latest. Commerzbank pays a market rate for the guarantees granted.

Responsible:
Commerzbank Aktiengesellschaft
Group Communications
60261 Frankfurt am Main

Telephone +49 69 1 36-2 22 55
Fax +49 69 1 36-2 94 92
ir@commerzbank.com
www.commerzbank.com

The agreement with SoFFin stipulates that Commerzbank may not pay any dividends in 2009 and 2010. The annual fixed salaries of the management board members are currently at EUR 480,000 thus below the limit of EUR 500,000 set by SoFFin. The compensation of the CEO will be capped at EUR 500,000. Bonuses for 2008 and 2009 will not be granted.

Consolidated surplus of EUR 0.9 billion for the first three months of 2008

The consolidated surplus for the first nine months 2008 amounts to EUR 0.9 billion. The operating profit for the respective period is EUR 444 million. Taking into account the restructuring costs in the first quarter of 2008 for Essen Hyp, the pre-tax profit came out at EUR 419 million. For the same period in the exceptionally strong prior year (2007) it was EUR 2.3 billion. Commerzbank posted a net loss of EUR 285 million for the third quarter of 2008 (Q3 2007: EUR 339 million). The operating profit was minus EUR 475 million. In Q2 Commerzbank reported an operating profit of EUR 484 million (Q3 2007: EUR 361 million).

Core segments with an operating profit of EUR 451 million

The trend continued to be upbeat in the core business areas of Private and Business Customers, *Mittelstand* and the Central and Eastern Europe operations. The operating profit for these segments in the third quarter was EUR 451 million (Q2 2008: EUR 494 million). All segments saw an increase in clients and deposits.

The strong growth in clients was particularly impressive. Private and Business Customers gained approximately 416,000 new clients in the third quarter alone, thereof 183,000 in Germany more than in any previous quarter ever. Since the start of the financial crisis we have gained approximately EUR 25 billion in client deposits, with more than EUR 8 billion coming in Q3. The *Mittelstand* segment has gained more than 5,000 new clients since the beginning of the year.

The adverse impact of the financial crisis for the capital market business amounts to EUR 1.1 billion

The Commercial Real Estate segment is also continuing to perform well, although Q3 showed an operating loss of EUR 56 million. This reflects the impact of write-downs on the US RMBS portfolio totaling EUR 144 million.

The worsening financial crisis in September had an adverse affect on the quarterly operating profit of the Corporates & Markets and Public Finance Treasury units – which were reported together for the first time – with an operating loss of EUR 898 million. The Lehman failure (EUR 357 million) and the Iceland moratorium (EUR 232 million) had the biggest impact.

COMMERZBANK

Net interest and commission income of EUR 1.9 billion

Net interest income of the Commerzbank Group in the third quarter was EUR 1.2 billion, up 3.1% over Q2 (Q3 2007: 21.4%). One segment benefiting from this success was Private and Business Customers, which maintained the high level of the previous quarter, along with the *Mittelstand* and Central and Eastern Europe segments, which significantly surpassed their results from the second quarter.

Loan loss provisions were increased from EUR 414 million in Q2 to EUR 628 million. This significant increase was primarily due to Corporates & Markets. The New York Corporates business segment was affected by the Lehman Brothers and additional write-downs on structured products. We also increased the general loan loss provisions as well as provisions for the effects of an economic slowdown in the Central and Eastern European segment.

Strong growth in the Private and Business Customers and *Mittelstand* core segments was particularly responsible for the good performance of **commission income**, which totaled EUR 720 million, in line with Q2 2008 (Q3 2007: EUR 810 million). It should be noted that in 2007 the international asset management units, which have been sold, were included in the results. In addition, *Mittelstand* had a positive one-off effect of EUR 105 million. Securities trading of private customers was weaker in Q3 due to turbulences in the financial markets. However, the Commercial Real Estate segment realised a higher commission income. Compared with the first nine months of last year, however, the commission income decreased by 10.2% to EUR 2.2 billion.

After the outstanding **trading profit** of the second quarter (EUR 375 million), Q3 saw a loss of EUR 297 million. While customer-oriented business, which is one of Commerzbank's core activities, was solid, Corporates & Markets in its new structure (including Public Finance Treasury) was impacted by the Lehman failure and the extreme widening of spreads.

Negative trend for investment income but a positive trend for operating expenses

Net investment income decreased quarter-on-quarter by EUR 143 million to minus EUR 229 million. The proceeds from the sale of ThyssenKrupp shares were offset by impairments on ABS (asset backed securities). Impairments totaled EUR 144 million on the RMBS portfolio, and EUR 55 million on Corporate CDOs. Net investment income in the first three quarters of 2008 was minus EUR 341 million, compared with a profit of EUR 249 million for the same period last year.

Operating expense decreased by 9.9% to EUR 1.2 billion, reflecting the continuing success of our disciplined cost management. In comparison with the first nine months of 2007, other expenses decreased slightly by 0.9% to EUR 4 billion. Personnel expenses fell 8% to EUR 2.2 billion. Other expenses increased to EUR 1.6 billion (+ 11.9%) as a result of growth initiatives.

Commerzbank utilized the changes in reclassifying assets under IAS 39 and IFRS 7 for a portion of the securities allocated to Public Finance (EUR 44 billion). The trading assets (investment banking business) were not affected by this. The revaluation reserve at the end of September 2008 amounted to minus EUR 1.2 billion. Without the changes, it would have totaled minus EUR 2 billion.

EUR 0.9 billion consolidated surplus for the first nine months of 2008

IAS 12 required us to capitalize changes in estimated tax loss carry forwards on domestic results, so that the item for taxation shows income of EUR 508 million (previous year: tax expense of EUR 560 million). As a result, the **consolidated surplus** was EUR 0.9 billion, clearly surpassing the operating result.

EUR 115 million of the surplus is attributable to minority interests. The amount attributable to Commerzbank shareholders is EUR 812 million. With an average of 663.5 million outstanding shares, operating earnings per share came at EUR 0.67 and **earnings per share** to EUR 1.22, compared with EUR 3.57 and EUR 2.61 respectively in the same period last year. **Net ROI** for Q3 was minus 8.3% (Q2: 24.4%).

Slight decrease in balance sheet total

Commerzbank has reduced the consolidated **balance sheet total** to EUR 595.6 billion (- 3.4%) since the end of 2007. Claims against banks were reduced significantly by 18.9% to EUR 60.0 billion, while claims against customers were increased slightly to EUR 295.9 billion.

While customer deposits grew 8.3% to EUR 172.4 billion, liabilities to banks rose only slightly to EUR 125.9 billion (+ 0.6%).

Core capital, equity ratio and key liquidity all in the target range

In September we increased equity by EUR 1.1 billion in a matter of hours through a capital increase without subscription rights. As at September 30, 2008, Commerzbank had a Tier 1 of 7.6% on the basis of the German Commercial Code or 7.3% on the basis of IFRS. Both are at the upper end of our previous target range. Key liquidity on the reporting date of 1.14 was also in the upper end of the target range (1.08 - 1.15).

Outlook

There are growing signs that the situation in the global financial markets is affecting the real economy. The worldwide economic downturn has reached Germany, and the Central and Eastern European regions will increasingly lose momentum. However, the bank's economists expect a noticeable recovery of the economy in 2010.

Commerzbank Group: Consolidated income statement

	Q3 2008	Q2 2008	Change	Q3 2007
Net interest income	1,213	1,176	3.1%	999
Provision for credit risks	- 628	- 414	51.7%	- 107
Net commission income	720	717	0.4%	810
Trading profit	- 297	375	-	124
Net investment income	- 229	-86	-	- 238
Other results	-17	89	-	56
Operating expenses	1,237	1,373	- 9.9%	1,283
Operating profit	**- 475**	**484**	**-**	**361**
Restructuring expenses	-	-	-	-
Taxes	- 202	- 386	- 47,7%	10
Consolidated surplus attributable to Commerzbank shareholders	**- 285**	**817**	**-**	**339**
Earnings per share in EUR	- 0.45	1.24		0.51
Return on equity on the consolidated surplus [1]	- 8.3%	24.4%		10.9%
Operating expense ratio	89.0%	60.5%		73.3%

[1] extrapolated for full year

COMMERZBANK


COMMERZBANK

Commerzbank

Analyst conference – Capital infusion and Q3 2008 results

Martin Blessing | CEO | Dr. Eric Strutz | CFO | Frankfurt | November 3rd, 2008

Our premises

Stability	→	Increased our mid-term Tier-1 range to 7% – 9% and short-term range to 8-9% in order to reflect current market conditions and peer group levels
Responsibility	→	Despite international recessionary scenarios we are committed to continue our role as integral part of the economy
Strategy	→	Strategic rationale for combination of Commerzbank and Dresdner Bank remains compelling. New standards apply to the combined new Group (New Commerzbank).

Direct action resulting from new international capital adequacy requirements

› Increase of Commerzbank's Tier-1 ratio to above 10% via a €8.2bn infusion by Soffin

› Tier-1 ratio moves to 10.9% (according to IFRS) and 11.2% (according to German GAAP) based on Q3 figures

› Shareholder minded approach:
  - Entire infusion facilitated through silent participation
  - Infusion taken up in two €4.1bn tranches of which both have dividend-linked coupons on top of base rates of 8.5% interest p.a. and 5.5% interest p.a. respectively. Second tranche includes an upside participation in case of share increase
  - Agreement of dividend payment skip for business years 2008 and 2009
  - Continued concentration of proven business model
  - No changes to current corporate governance structure
  - Board of Managing Directors has committed to salary cap of 500,000 EUR for 2008/2009

› Commerzbank committed to re-paying silent participation mid-term, given sound capitalization

› Additional - currently not required - funding option in case further drastic deterioration of financial markets should occur

Result

1. Commerzbank now on level playing field with international peer group and has mitigated risk of having rating disadvantages

2. The bank faces the current challenging market from an even stronger and more stable position with a significant funding option

3. Once the new Commerzbank is created our capital strength will be at the upper end of our newly defined mid-term range

4. The new Commerzbank is going to emerge from the current market environment significantly strengthened

Q3 at a glance

1. Commerzbank affected by the severe market downturn
2. Q3 loss reflecting significant write-downs due to exceptional markets
3. Strong and stable performance in our core client business units
4. Strong deposit and customer growth
5. Commerzbank is well funded and maintains a prudent liquidity portfolio

COMMERZBANK

Strong operating performance offset by impact of turmoil

		Q3 2008	vs. Q3 07	vs. Q2 08
Revenues[1]	in € m	1,390	-20.6%	-38.8%
Operating profit	in € m	-475	n.a.	n.a.
Clean operating profit	in € m	477	-9.1%	-50.0%
Net profit	in € m	-285	n.a.	n.a.
Operating RoE	in %	-12.8%	-23.5ppts	-26.1ppts

[1] before LLP

- Net interest income improved significantly, commission income on par with strong Q2 result
- Trading profit impacted by fair value declines
- LLPs considerably up due to weaker economic outlook and impairments on financial institutions
- Operating costs significantly down due to lower bonus accruals
- Clean operating profit at plus €477m

Clean operating profit at €477m

Operating profit
in € m


Clean operating profit
One-offs
Stated operating profit
149
908
759
312
1,075
763
-180
541
361
-278
447
169
-146
581
435
-424
908
484
477
-952
-475

One-offs in €m	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
MSB/PBC			+105	-26			
CEE	+23				+38	+20	-14
C&M (incl. PFT)		-44	-163	-346	-230	-75	-888
CRE			-128	-60	-84	-369	-144
O&C	+126	+356	+7	+154	+130		+94
Total	**+149**	**+312**	**-180**	**-278**	**-146**	**-424**	**-952**

Extreme market conditions weighed on Q3


-151
-13
-44
-200
-30
-153
-218
-128
-13
-119
-323
-379
-367
Income from financial investments
Trading profit
Loan Loss provisions

	RMBS/others	CDO/TRS	Lehman	Iceland	Total
PuG/ MSB					
CEE			-14		-14
C&M (incl. PFT)	-25	-274	-357	-232	-888
of which PFT	*0*	*-165*	*-112*	*-179*	*-456*
CRE	-144				-144
O&C				-28	-28
Total	**-169**	**-274**	**-371**	**-260**	**-1,074**

Deposit volume grew by more than 8 billion euros q-o-q

Number of retail clients
in `000


+21%
7,135
1,826
5,309
7,320
1,925
5,395
7,544
2,045
5,499
7,748
2,149
5,599
8,467
2,423
5,766
8,883
2,613
5,949
Jun `07
Sep`07
Dez`07
Mar`08
Jun `08
Sep`08
Clients in PBC
Clients of BRE Bank
Clients of Bank Forum

Deposit volume 1)
in € bn


+23%
72.6
78.4
81.1
87.1
88.6
96.9
Jun`07
Sep`07
Dez`07
Mar`08
Jun`08
Sep`08

1) Only retail and corporate customers

Net interest income significantly up

Net interest income
in € m


1,045
1,003
999
973
1,022
1,176
1,213
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

- NII improved by 3% q-o-q and 21% y-o-y
- Strong deposit growth (€8.3bn in Q3)
- MSB and CEE particularly strong
- Mixed picture in C&M
  - Negative contribution from PFT
  - Higher NII result from Corporates
- Planned portfolio reduction continued, in particular in PFT

Commission income remains strong

Commission income
in € m


847
96
751
758
73
684
810
123
688
735
17
718
732
717
720
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08

International Asset Management (IAM) and one-offs

› Commission income increased by 5% y-o-y (adjusted for IAM)

› CI maintained at strong Q2 levels
  - Lower income from securities transactions in PBC due to challenging environment
  - Higher net commission income in CRE due to lower syndication expenses

COMMERZBANK

Trading profit impacted by fair value accounting

Trading profit
in € m



301
2
299
381
74
307
124
-57
181
73
-128
201
173
-62
235
375
11
364
-607
297
310
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Trading profit
Sales & trading
Net IAS 39 effects

- › No reclassification for assets held for trading – fair value accounting fully reflected
- › C&M
  - Solid client-business drives Sales & Trading
  - Fair value reduction due to excessive spread widening in Public Finance
  - Losses on Lehman exposure (€153m)

LLPs impacted by one-offs

Loan loss provisions
in € m


160
151
107
61
175
164
414
232
628
Q1`07 Q2`07 Q3`07 Q4`07
Q1`08 Q2`08 Q3`08
one-offs

› Higher risk provisioning due to weaker economic outlook (Run-rate at €232m)

› One-off LLPs

- Lehman (€218m)
- Iceland (€119m)
- ABS portfolio (€30m)
- others

New LLP guidance for 2009: approx. €1.1bn

Risk portfolios in focus

Portfolio	by year end 2008		by year end 2009	
ABS (incl. subprime)	Subprime substantially impaired, further charges on corporate CDOs possible	○ ○	Low risk exposure – no significant charges expected	○ ○ ●
Financial Institutions	No further defaults by major players, possible failures in Emerging Markets	○ ○	Support programs of sovereign states and central banks will have positive effect	○ ○ ●
Corporates	Signs of weakness recognisable with respect to smaller corporates	○ ○	Increasing insolvencies due to economic downturn	○ ○
Central & Eastern Europe	Banks are suffering as a result of the outflow of funds	○ ○	Economic downturn as a result of the financial crisis	○ ○
Commercial Real Estate (non-German)	No improvement in the hot spot markets USA, UK and Spain	● ○ ○	Further losses in market values amongst others in France, Italy	● ○ ○

› Risk provisioning in 2009 just above the level of the Expected Loss (€1.1bn)

› Lower charges from AfS- and Trading book-impairments

Overall decrease in negative effects on profits in the years 2009 and 2010

Source: Risk Report

Operating expenses significantly reduced

Operating expenses
in € m


Personnel
Depreciation
Others
507
658
72
1,360
1,324
1,283
1,399
1,322
1,373
1,237
Q1`07
Q2`07
Q3`07
Q4`07
Q1`08
Q2`08
Q3`08

- Operating expenses down by 4% y-o-y
- Personnel costs reduced given less performance related accruals
- Continued strict cost management

COMMERZBANK

Severe market environment weighed down net profit

Operating profit & Net profit

in € m



908
609
1,075
768
361
339
169
201
435
280
484
817
-475
-285
Q1`07
Q2`07
Q3`07
Q4`07
Q1`08
Q2`08
Q3`08
Operating profit
Net profit

› Operating profit at minus €475m

- Net capital gain on participation portfolio (~€100m)
- Q3 burdens of €1,074m

› Net profit at minus €285m

- Tax benefit of €202m
- Minorities at €12m

Solid Tier 1 ratio maintained

Tier 1 ratio


Tier I target range
Basel I
Basel II
6.6
6.9
7.5
7.4
7.6
Sep'07
Dec'07
Mar'08
Jun'08
Sep'08

	Sep'07	Dec'07	Mar'08	Jun'08	Sep'08
Risk weighted assets (€ bn)	253	237	212	219	229
Revaluation reserves (€ m)	1,484	903	-280	-625	-1,157
Tier I capital (€ m)	16,693	16,333	15,862	16,145	17,433

- Capital increase of €1.1bn in September (5x oversubscribed)
- International trends towards higher capital requirements
- Tier 1 target range lifted from currently 6.5% - 7.5% to 7% - 9%
- RWA increase of €10bn due to
  - 40% currency effect
  - 35% asset growth
  - 25% rating migration

- Reclassification of €44bn bond portfolio into Loan & Receivables
- Negative P&L effect of €31m

Strong performance in core client businesses

Operating profit, in € m

Private & Business Customers


145
104
85
93
67
147
157
118
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Mittelstandsbank


189
205
385
280
200
232
245
263
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Central & Eastern Europe


77
54
64
73
59
123
85
92
72
84
70
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Corporates & Markets (incl. PFT)


251
271
227
-46
-209
10
-336
36
-194
233
158
-10
-898
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Commercial Real Estate


164
153
212
84
106
46
141
57
147
-222
88
-56
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Others & Consolidation


82
-44
322
-34
-57
-64
133
-21
70
-60
54
28
-66
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008

Impairments in context of financial crisis and other one-offs

Private & Business Customers with a sound Q3 result

Operating profit
in € m


145
104
85
93
67
147
157
118
Q1
Q2
Q3
Q4
2007
Q1
Q2
Q3
2008

	Q3'07	Q3'08	9M'07	9M'08
Ø equity (€ m)	2,466	1,567	2,498	1,559
Op. RoE* (%)	13.8	30.1	17.8	36.1
CIR (%)	79.3	76.6	75.2	74.6

Ø Q3 equity allocation within Group


10.5%

*annualized

Main P&L items

in € m	Q3'07	Q1'08	Q2'08	Q3'08	9M'07	9M'08
Net interest income	319	329	343	346	956	1,018
Risk provisioning	-58	-40	-40	-43	-197	-123
Commission income	391	395	405	346	1,201	1,146
Trading profit	1	-1	-4	2	3	-3
Net investment income	-2	-4	-5	-4	1	-13
Operating expenses	547	532	542	527	1,611	1,601
Operating profit	**85**	**147**	**157**	**118**	**334**	**422**

› NII up by 8% y-o-y given ongoing strong growth of deposit business
› 183,000 net new customers in Q3 – a record quarter
› €4.7bn new deposits in Q3
› CI decreased 15% q-o-q due to the difficult capital market environment
› Costs remain flat despite growth initiatives
› Operating RoE at 30%

Mittelstand a stable profit contributor

Operating profit
in € m


189
205
385
280
200
232
245
263
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2007
2008

☐ One-off

	Q3'07	Q3'08	9M'07	9M'08
Ø equity (€ m)	2,397	2,963	2,287	2,790
Op. RoE* (%)	64.2	35.5	45.4	35.4
CIR (%)	36.1	41.7	42.5	43.1

Ø Q3 equity allocation within Group


19.9%

*annualized

Main P&L items

in € m	Q3'07	Q1'08	Q2'08	Q3'08	9M'07	9M'08
Net interest income	278	289	299	324	792	912
Risk provisioning	48	-11	-8	-12	20	-31
Commission income	239	145	144	150	515	439
Trading profit	1	5	-2	-5	1	-2
Net investment income	4	-2	-3	0	4	-5
Operating expenses	190	194	193	197	562	584
Operating profit	**385**	**232**	**245**	**263**	**779**	**740**

- Net interest income driven by margin expansion
- LLPs stable q-o-q, but rising trend due to macroeconomic environment and normalization of risk density ratios
- CI improved by 4% when compared to Q2, despite difficult market environment
- Strong trend to new customers continued, particularly smaller corporate customers

COMMERZBANK

Closely monitored growth in CEE

Operating profit
in € m



77
54
64
73
59
123
85
92
72
84
70
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008
One-off

	Q3'07	Q3'08	9M'07	9M'08
Ø equity (€ m)	901	1,745	829	1,582
Op. RoE* (%)	32.4	16.0	34.4	24.0
CIR (%)	51.7	50.5	51.3	49.7

Ø Q3 equity allocation within Group



11.7%

*annualized

Main P&L items

in € m	Q3'07	Q1'08	Q2'08	Q3'08	9M'07	9M'08
Net interest income	103	122	151	207	282	480
Risk provisioning	-10	-17	-26	-71	-37	-114
Commission income	44	47	56	49	130	152
Trading profit	22	34	35	30	73	99
Net investment income	-1	39	21	1	24	61
Operating expenses	89	105	146	144	264	395
Operating profit	**73**	**123**	**92**	**70**	**214**	**285**

› CEE units are managing well in the financial crisis
› LLPs up in view of the financial crisis
› BRE Bank continued good performance in Q3
  - Net interest income supported by deposit growth
  - Roll-Out of mBank business model
› Integration of Bank Forum running according to plan
  › Pleasing customer growth in Q3

Corporates & Markets (incl. PFT) suffered from broadening of financial crisis

Operating profit
in € m


251
271
227
10
-46
-209
-336
36
233
158
-194
-10
-898
Q1
Q2
Q3
Q4
2007
Q1
Q2
Q3
2008
One-offs

	Q3`07	Q3`08	9M`07	9M`08
Ø equity (€ m)	3,574	3,177	3,450	3,358
Op. RoE* (%)	-23.4	-113.1	10.4	-37.1
CIR (%)	239.6	-58.8	69.5	229.8

Ø Q3 equity allocation within Group


21.4%

*annualized

Main P&L items

in € m	Q3`07	Q1`08	Q2`08	Q3`08	9M`07	9M`08
Net interest income	80	56	124	84	356	264
Risk provisioning	-61	-57	-42	-382	-96	-481
Commission income	30	39	31	56	123	126
Trading profit	105	137	343	-263	689	217
Net investment income	-123	-103	14	-209	7	-298
Operating expenses	254	283	328	191	833	802
Operating profit	**-209**	**-194**	**158**	**-898**	**269**	**-934**

› Negative NII due to our conservative liquidity approach in Treasury

› LLPs considerably up due to impairments on FIs and additional risk adjustments

› Trading result negatively affected by Lehman failure, spread widenings in Public Finance and by cost of covering open swap position

› Net investment income suffered from effects on Iceland exposure and further impairments on CDO corporates

› Drop in costs due to lower bonus provisions

Public Finance hit by market convulsions

Main P&L items Corporates & Markets

in €m	Q3'07	Q2'08	Q3'08	9M'07	9M'08
Net interest income	78	105	136	275	354
Risk provisioning	-57	-42	-276	-80	-370
Commission income	36	35	59	142	137
Trading profit	150	299	130	766	649
Net investment income	-148	-1	-67	-140	-188
Operating expenses	229	266	181	755	702
Operating profit	**-156**	**132**	**-197**	**227**	**-115**

- Markets: Solid trading profit on the back of strong Rates and FX business
- Corporates: suffered from markdowns on Lehman and further impairments on CDO Corporates
- LLPs were raised as a result of a one-off Lehman effect of €162m and other risk adjustments
- CI driven by a very strong Corporate Finance business
- Drop in costs due to lower bonus provisions

Main P&L items PFT

in €m	Q3'07	Q2'08	Q3'08	9M'07	9M'08
Net interest income	2	19	-52	81	-90
Risk provisioning	-4	0	-106	-16	-111
Commission income	-6	-4	-3	-19	-11
Trading profit	-45	44	-393	-77	-432
Net investment income	25	15	-142	147	-110
Operating expenses	25	62	10	78	100
Operating profit	**-53**	**26**	**-701**	**42**	**-819**

- Negative NII due to our conservative liquidity approach in Treasury
- LLPs up due to Lehman and Iceland exposures
- Severe drop in trading profit as spread widenings result in markdown of a Total Return Swap
- Investment income hit by impairment on Iceland exposures
- Asset reduction at PF running according to plan

COMMERZBANK

CRE – Good operating performance negatively affected by higher impairments

Operating profit

in € m



164
153
212
84
46
106
141
57
147
-222
88
-56
Q1 Q2 Q3 Q4
2007
Q1 Q2 Q3
2008
One-offs

	Q3'07	Q3'08	9M'07	9M'08
Ø equity (€ m)	4,331	3,658	4,265	3,504
Op. RoE* (%)	7.8	-6.1	12.5	-8.4
CIR (%)	54.4	79.4	44.7	64.3

Ø Q3 equity allocation within Group



24.6%

*annualized

Main P&L items

in € m	Q3'07	Q1'08	Q2'08	Q3'08	9M'07	9M'08
Net interest income	220	210	215	218	642	643
Risk provisioning	-26	-50	-298	-92	-104	-440
Commission income	94	108	95	121	289	324
Trading profit	2	2	0	-1	36	1
Net investment income	-127	-84	-119	-143	-126	-346
Operating expenses	131	121	135	139	409	395
Operating profit	**84**	**57**	**-222**	**-56**	**401**	**-221**

- Slight increase in CRE portfolio leads to rise in NII
- CI improved by 27% q-o-q as a result of a good CommerzReal performance as well as lower expenses for syndication
- LLPs increased to €92m given difficult economic environment
- Subprime RMBS portfolio impaired by another €144m
- Costs on previous quarter's levels
- New business in Q3 at €5.4bn (y-t-d €13.1bn vs €29.9bn in 2007)
- Still 90% of CRE portfolio is investment grade

Germany: Negative outlook for 2009, but better prospects for 2010

Forecast for 2009/2010

- In 2009 German economy will be in a recession because of strong slowdown of world economy and aftermath of the financial market crisis.
- In 2010 the negative effect should have faded away and interest rate cuts of the ECB will boost the economy.
- Germany will probably outperform the Euro area in 2010, because it will – in contrast to many Euro area countries – not be hindered by the correction of former booms (housing market, indebtedness of consumers and firms).

Good chance to be an outperformer in the Euro area in 2010

Real GDP, change y-o-y in %, forecasts as of 2008Q3


4
3
2
1
0
-1
2007
2008
2009
2010
Germany
Euro area

Former banking crisis: Real GDP back in positive territory 4 quarters after rescue package

Real GDP, change y-o-y in %, Period 0 = announcing of rescue package (Germany 2008Q4)


12
8
4
0
-4
-8
-12
-4
-2
0
2
4
6
8
10
Japan (98Q2)
Korea (98Q1)
Sweden (92Q4)

Source: Commerzbank Economic Research

Outlook

1. Market environment remains very challenging in the next quarters

2. Commerzbank continues to invest in core franchise

3. Dresdner acquisition has stronger strategic rationale in current markets – enables Commerzbank to build on cost efficiency leadership in German banking

4. Deleveraging – shrinking combined balance sheet by more than a quarter

5. Commerzbank has the right business model and strategy to succeed in a changed landscape and emerge even stronger when markets recover

COMMERZBANK

Appendix 1

Further impairments on ABS portfolio caused by deteriorating credit markets

ABS Portfolio – Breakdown of Products

in € bn


22.4
13.8

06/07		09/08	
Government guaranteed	6.29	Consumer ABS	0.16
Trading book C&M	2.24	SME-CDO	0.21
Non-US RMBS	1.47	US Housing CDO	0.02
CDO Corporates	1.38	Monoline-Wrapped	0.07
CRE-EU	1.18	CRE-US	0.13
US RMBS	0.38	Others	0.20

Rating: banking book (in %)

AAA	AA	A	BBB-D
76.7	9.7	6.5	7.1

Rating: trading book (in %)

AAA	AA	A	BBB-D
81.6	7.7	5.7	5.0

Portfolio details

- US RMBS impaired by roughly 70%
- ABS portfolio significantly de-risked
- Overall high rating quality in both banking and trading book

Impairments (in € m)

	Q2 07	Q3 07	Q4 07	Q1 08	Q2 08	Q3 08
US RMBS		128	60	84	119	144
US Housing CDOs	44	163	188	25	15	7
CDO corporates				116	18	55
Others				19	18	38
Total	**44**	**291**	**248**	**244**	**170**	**244**

COMMERZBANK

Commerzbank Group

in € m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	1.045	1.003	999	3.047	973	1.022	1.176	1.213	3.411
Provision for possible loan losses	-160	-151	-107	-418	-61	-175	-414	-628	-1.217
Net interest income after provisioning	885	852	892	2.629	912	847	762	585	2.194
Net commission income	847	758	810	2.415	735	732	717	720	2.169
Trading profit	301	381	124	806	73	173	375	-297	251
Net investment income	225	262	-238	249	-123	-26	-86	-229	-341
Other result	10	146	56	212	-29	31	89	-17	103
Revenue	*2.268*	*2.399*	*1.644*	*6.311*	*1.568*	*1.757*	*1.857*	*762*	*4.376*
Operating expenses	1.360	1.324	1.283	3.967	1.399	1.322	1.373	1.237	3.932
Operating profit	908	1.075	361	2.344	169	435	484	-475	444
Restructuring expenses	0	0	0	0	8	25	0	0	25
Pre-tax profit	908	1.075	361	2.344	161	410	484	-475	419
Average equity tied up	13.414	13.467	13.464	13.448	13.424	14.477	14.607	14.863	14.649
Operating return on equity (%)	27,1%	31,9%	10,7%	23,2%	5,0%	12,0%	13,3%	-12,8%	4,0%
Cost/income ratio in operating business (%)	56,0%	51,9%	73,3%	59,0%	85,9%	68,4%	60,5%	89,0%	70,3%
Return on equity of pre-tax profit (%)	27,1%	31,9%	10,7%	23,2%	4,8%	11,3%	13,3%	-12,8%	3,8%

COMMERZBANK

Private and Business Customers

in € m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	319	318	319	956	340	329	343	346	1,018
Provision for possible loan losses	-73	-66	-58	-197	-43	-40	-40	-43	-123
Net interest income after provisioning	246	252	261	759	297	289	303	303	895
Net commission income	430	380	391	1,201	374	395	405	346	1,146
Trading profit	1	1	1	3	1	-1	-4	2	-3
Net investment income	2	1	-2	1	-9	-4	-5	-4	-13
Other result	-1	1	-19	-19	-5	0	0	-2	-2
Revenue	*678*	*635*	*632*	*1,945*	*658*	*679*	*699*	*645*	*2,023*
Operating expenses	533	531	547	1,611	591	532	542	527	1,601
Operating profit	145	104	85	334	67	147	157	118	422
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	145	104	85	334	67	147	157	118	422
Average equity tied up	2,530	2,498	2,466	2,498	2,418	1,574	1,536	1,567	1,559
Operating return on equity (%)	22.9%	16.7%	13.8%	17.8%	11.1%	37.4%	40.9%	30.1%	36.1%
Cost/income ratio in operating business (%)	71.0%	75.7%	79.3%	75.2%	84.3%	74.0%	73.3%	76.6%	74.6%
Return on equity of pre-tax profit (%)	22.9%	16.7%	13.8%	17.8%	11.1%	37.4%	40.9%	30.1%	36.1%

Mittelstand

In € m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	250	263	278	792	290	289	299	324	912
Provision for possible loan losses	-19	-9	48	20	48	-11	-8	-12	-31
Net interest income after provisioning	231	254	326	812	338	278	291	312	881
Net commission income	144	132	239	515	130	145	144	150	439
Trading profit	0	0	1	1	0	5	-2	-5	-2
Net investment income	0	0	4	4	-22	-2	-3	0	-5
Other result	1	4	5	9	-39	0	8	3	11
Revenue	*376*	*390*	*575*	*1,341*	*407*	*426*	*438*	*460*	*1,324*
Operating expenses	187	185	190	562	207	194	193	197	584
Operating profit	189	205	385	779	200	232	245	263	740
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	189	205	385	779	200	232	245	263	740
Average equity tied up	2,198	2,265	2,397	2,287	2,462	2,685	2,723	2,963	2,790
Operating return on equity (%)	34.4%	36.2%	64.2%	45.4%	32.5%	34.6%	36.0%	35.5%	35.4%
Cost/income ratio in operating business (%)	47.3%	46.4%	36.1%	42.5%	57.7%	44.4%	43.3%	41.7%	43.1%
Return on equity of pre-tax profit (%)	34.4%	36.2%	64.2%	45.4%	32.5%	34.6%	36.0%	35.5%	35.4%

Central and Eastern Europe

In €m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	83	97	103	282	113	122	151	207	480
Provision for possible loan losses	-11	-16	-10	-37	-19	-17	-26	-71	-114
Net interest income after provisioning	72	81	93	245	94	105	125	136	366
Net commission income	43	43	44	130	42	47	56	49	152
Trading profit	21	30	22	73	21	34	35	30	99
Net investment income	24	1	-1	24	1	39	21	1	61
Other result	0	1	4	6	6	3	1	-2	2
Revenue	*160*	*156*	*162*	*478*	*164*	*228*	*238*	*214*	*680*
Operating expenses	83	92	89	264	105	105	146	144	395
Operating profit	77	64	73	214	59	123	92	70	285
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	77	64	73	214	59	123	92	70	285
Average equity tied up	769	818	901	829	973	1,357	1,643	1,745	1,582
Operating return on equity (%)	*40.1%*	*31.3%*	*32.4%*	*34.4%*	*24.3%*	*36.3%*	*22.4%*	*16.0%*	*24.0%*
Cost/income ratio in operating business (%)	48.5%	53.5%	51.7%	51.3%	57.4%	42.9%	55.3%	50.5%	49.7%
Return on equity of pre-tax profit (%)	40.1%	31.3%	32.4%	34.4%	24.3%	36.3%	22.4%	16.0%	24.0%

COMMERZBANK

Corporates & Markets (incl. PFT)

in € m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	169	107	80	356	15	56	124	84	264
Provision for possible loan losses	-18	-17	-61	-96	-35	-57	-42	-382	-481
Net interest income after provisioning	151	90	19	260	-20	-1	82	-298	-217
Net commission income	39	54	30	123	39	39	31	56	126
Trading profit	255	329	105	689	41	137	343	-263	217
Net investment income	86	44	-123	7	-183	-103	14	-209	-298
Other result	3	6	14	23	38	17	16	7	40
Revenue	*534*	*523*	*45*	*1,102*	*-85*	*89*	*486*	*-707*	*-132*
Operating expenses	283	296	254	833	251	283	328	191	802
Operating profit	251	227	-209	269	-336	-194	158	-898	-934
Restructuring expenses	0	0	0	0	8	25	0	0	25
Pre-tax profit	251	227	-209	269	-344	-219	158	-898	-959
Average equity tied up	3,368	3,408	3,574	3,450	3,531	3,483	3,414	3,177	3,358
Operating return on equity (%)	29.8%	26.6%	-23.4%	10.4%	-38.1%	-22.3%	18.5%	-113.1%	-37.1%
Cost/income ratio in operating business (%)	51.3%	54.8%	239.6%	69.5%	-502.0%	193.8%	62.1%	-58.8%	229.8%
Return on equity of pre-tax profit (%)	29.8%	26.6%	-23.4%	10.4%	-39.0%	-25.2%	18.5%	-113.1%	-38.1%

COMMERZBANK

Commercial Real Estate

in €m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	211	211	220	642	216	210	215	218	643
Provision for possible loan losses	-39	-39	-26	-104	-11	-50	-298	-92	-440
Net interest income after provisioning	172	172	194	538	205	160	-83	126	203
Net commission income	100	95	94	289	122	108	95	121	324
Trading profit	17	17	2	36	-3	2	0	-1	1
Net investment income	0	1	-127	-126	-68	-84	-119	-143	-346
Other result	15	6	52	73	-55	-8	20	-20	-8
Revenue	*304*	*291*	*215*	*810*	*201*	*178*	*-87*	*83*	*174*
Operating expenses	140	138	131	409	155	121	135	139	395
Operating profit	164	153	84	401	46	57	-222	-56	-221
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	164	153	84	401	46	57	-222	-56	-221
Average equity tied up	4,183	4,281	4,331	4,265	4,274	3,488	3,365	3,658	3,504
Operating return on equity (%)	15.7%	14.3%	7.8%	12.5%	4.3%	6.5%	-26.4%	-6.1%	-8.4%
Cost/income ratio in operating business (%)	40.8%	41.8%	54.4%	44.7%	73.1%	53.1%	64.0%	79.4%	64.3%
Return on equity of pre-tax profit (%)	15.7%	14.3%	7.8%	12.5%	4.3%	6.5%	-26.4%	-6.1%	-8.4%

Others and Consolidation

in € m	Q1 2007	Q2 2007	Q3 2007	9M 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	9M 2008
Net interest income	13	7	-1	19	-1	16	44	34	94
Provision for possible loan losses	0	-4	0	-4	-1	0	0	-28	-28
Net interest income after provisioning	13	3	-1	15	-2	16	44	6	66
Net commission income	91	54	12	157	28	-2	-14	-2	-18
Trading profit	7	4	-7	4	13	-4	3	-60	-61
Net investment income	113	215	11	339	158	128	6	126	260
Other result	-8	128	0	120	26	19	44	-3	60
Revenue	*216*	*404*	*15*	*635*	*223*	*157*	*83*	*67*	*307*
Operating expenses	134	82	72	288	90	87	29	39	155
Operating profit	82	322	-57	347	133	70	54	28	152
Restructuring expenses	0	0	0	0	0	0	0	0	0
Pre-tax profit	82	322	-57	347	133	70	54	28	152
Average equity tied up	366	197	-205	119	-234	1,890	1,926	1,753	1,856
Operating return on equity (%)	.	.	.	.	.	.	.	.	.
Cost/income ratio in operating business (%)	.	.	.	.	.	.	.	.	.
Return on equity of pre-tax profit (%)	.	.	.	.	.	.	.	.	.

Group equity definitions

Reconciliation of equity definitions

Equity definitions in € m	Sep 2008	Jan-Sep 2008	Equity basis for RoE
Subscribed capital	1,878	1,725	
Capital reserve	6,636	5,803	
Retained earnings	5,902	5,964	
Reserve from currency translation	90	20	
Investors' Capital without minorities	**14,506**	**13,512**	**Basis for RoE on net profit**
Minority interests (IFRS)*	1,075	1,137	
Investors' Capital	**15,581**	**14,649**	**Basis for operating RoE and pre-tax RoE**
Change in consolidated companies; goodwill; consolidated net profit minus portion of dividend; others	-1,360		
Basel II core capital without hybrid capital	**14,221**		
Hybrid capital	3,212		
Basel II Tier I capital	**17,433**		

* excluding:
- Revaluation reserve
- Cash flow hedges
- Consolidated profit

COMMERZBANK

For more information, please contact Commerzbank's IR team:

Jürgen Ackermann (Head of IR)
P: +49 69 136 22338
M: juergen.ackermann@commerzbank.com

Sandra Büschken (Deputy Head of IR)
P: +49 69 136 23617
M: sandra.bueschken@commerzbank.com

Michael Klein
P: +49 69 136 24522
M: michael.klein@commerzbank.com

Wennemar von Bodelschwingh
P: +49 69 136 43611
M: wennemar.vonbodelschwingh@commerzbank.com

Ute Heiserer-Jäckel
P: +49 69 136 41874
M: ute.heiserer-jaeckel@commerzbank.com

Simone Nuxoll
P: +49 69 136 45660
M: simone.nuxoll@commerzbank.com

Stefan Philippi
P: +49 69 136 45231
M: stefan.philippi@commerzbank.com

Karsten Swoboda
P: +49 69 136 22339
M: karsten.swoboda@commerzbank.com

www.ir.commerzbank.com

END

Disclaimer

investor relations

This presentation has been prepared and issued by Commerzbank AG. This publication is intended for professional and institutional customers.

Any information in this presentation is based on data obtained from sources considered to be reliable, but no representations or guarantees are made by Commerzbank Group with regard to the accuracy of the data. The opinions and estimates contained herein constitute our best judgement at this date and time, and are subject to change without notice. This presentation is for information purposes, it is not intended to be and should not be construed as an offer or solicitation to acquire, or dispose of any of the securities or issues mentioned in this presentation.

Commerzbank AG and/or its subsidiaries and/or affiliates (herein described as Commerzbank Group) may use the information in this presentation prior to its publication to its customers. Commerzbank Group or its employees may also own or build positions or trade in any such securities, issues, and derivatives thereon and may also sell them whenever considered appropriate. Commerzbank Group may also provide banking or other advisory services to interested parties.

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Copies of this document are available upon request or can be downloaded from
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